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                             September 14, 2020

       Steven J. Shulman
       Chief Executive Officer
       Healthcare Merger Corp.
       623 Fifth Avenue, 14th Floor
       New York, NY 10022

                                                        Re: Healthcare Merger
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 18,
2020
                                                            File No. 333-248097

       Dear Mr. Shulman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 Filed August 18, 2020

       Specialists On Call, Inc., page 21

   1. Please disclose the basis for your disclosure that SOC Telemed is a "leading provider" of acute care telemedicine
services and technology.
       Our business, financial condition and results of operations have been and may continue to be adversely impacted by the COVID-19..., page 41

   2. Please expand this risk factor to specifically describe the impact of the COVID-19 pandemic on your
utilization levels for your teleNeurology and telePsychiatry solutions.
 Steven J. Shulman
FirstName
Healthcare LastNameSteven  J. Shulman
           Merger Corp.
Comapany 14,
September  NameHealthcare
               2020        Merger Corp.
September
Page 2     14, 2020 Page 2
FirstName LastName
No Survival, page 111

3. We note your disclosure that none of the representations and warranties contained in the
         Merger Agreement will survive the effective time of the Merger. Please include appropriate risk factor disclosure.
Background of the Business Combination, page 122

4. With reference to the first paragraph on page 124 and elsewhere, please revise to explain in greater detail the due diligence and evaluation materials provided by SOC Telemed to your management.
5. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
             the material terms for any proposals and subsequent proposals and counter offers; and
             at what point other strategic alternatives were eliminated from consideration.
HCMC Board of Directors    Reasons for the Business Combination, page 128

6. We note your disclosure on page 129 that the board of directors determined not to obtain a fairness opinion. Please describe the substantive factors considered by the board in determining that the Merger Agreement was "fair" to shareholders, as disclosed on page
         131.
7. Please expand your disclosure to provide the basis for management's belief that SOC
         Telemed provided the most attractive potential business combination. Overview, page 176

8. We note the disclosure at the top of page 177 that SOC Telemed's clients may also choose to license the Telemed IQ platform as a stand-alone software-as-a-service (SaaS)
         solution. Please revise to disclose if a material portion of SOC Telemed's revenues have been from such licenses, and if a material amount of revenues has been derived from such licenses, please include appropriate disclosure under "Key Performance Measures"
         starting on page 194.
Intellectual Property, page 185

9. Please revise here to disclose the type of intellectual property right protection applicable to Telemed IQ. In your revised disclosure, please clarify the source of protection for your
         "proprietary software," explain why technology is "proprietary," and disclose the duration of the underlying intellectual property protection.
 Steven J. Shulman
Healthcare Merger Corp.
September 14, 2020
Page 3
Tele-Physicians Practices, page 185

10. Please file each administrative support services agreement discussed in this section or provide us with an analysis as to why those agreements are not not required to be filed. See Item 601(b)(10) of Regulation S-K.
Results of Operations, page 197

11. We note the variances in your loss from operations and net losses. Under separate captions, please expand your disclosure to explain to investors the reasons for the variances in your loss from operations and net losses for each period presented. Also disclose any known material trends affecting your loss from operations and net losses for the periods presented. We note, for example, your disclosure on page 40 that you expect your costs will increase substantially in the foreseeable future and your losses will continue as you expect to invest significant additional funds towards enhancing your services and platform, growing your business and operating as a public company and continue to invest in increasing your operations. Refer to Item 303(b) of Regulation S-K.
Employment Agreements and Change in Control Arrangements, page 227

12. Please file the employment agreement of each of your executive officers as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K. Specialists On Call, Inc. Consolidated Financial Statements
Note 5. Variable Interest Entities, page F-33

13. We note the disclosure on page 185. Please tell us how you concluded you should consolidate the Tele-Physician Practices. It appears that your conclusion may be based upon your power arising from your capacity as a decision maker. Please explain to us, in detail, your consideration of the guidance in ASC 810-10-55-37 to 37D and 55-38.
14. We note the disclosure on pages F-11 and F-34 related to your consolidated VIE's assets and liabilities. Please provide the disclosure required by ASC 810-10-45-25 on the face of the statement of financial position. This comment also applies to your interim financial statements.
15. Tell us what consideration you gave to ASC 810-10-50-2AA, 50-3, and 50-5A in your
FirstName LastNameSteven J. Shulman
       disclosures, including qualitative information about the nature of the restrictions on assets,
Comapany
       termsNameHealthcare
             of arrangements,Merger   Corp.
                               and your  methodology for determining whether
the company is the
       primary
September       beneficiary
           14, 2020  Page 3of a VIE.
FirstName LastName
 Steven J. Shulman
FirstName
Healthcare LastNameSteven  J. Shulman
           Merger Corp.
Comapany 14,
September  NameHealthcare
               2020        Merger Corp.
September
Page 4     14, 2020 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at (202) 551-3639 or Kate Tillan at (202) 551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Benjamin S. Reichel, Esq.